[K&L Gates LLP Letterhead]

Robert H. Rosenblum

Stacy H. Winick

K&L GATES LLP

1601 K Street, N.W.

Washington, DC 20006-1600

November 9, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: John Grzeskiewicz, Esq.

VIA EDGAR

RE:	Nuveen Mortgage Opportunity Term Fund
File Numbers: 333-161958 and 811-22329

Dear Mr. Grzeskiewicz:

We received the written comments (the “Comments”) sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the pre-effective registration statement on Form N-2 (the “Registration Statement”) filed by the Nuveen Mortgage Opportunity Term Fund (the “Fund” or “Registrant”) on September 16, 2009. We respectfully submit this response letter on behalf of the Registrant.

We have for the convenience of the Staff repeated the Comments below, followed by the Registrant’s responses. Defined terms have the same meanings as used in the Registration Statement, unless otherwise noted.

Comment:

1.	The Offering — please inform the staff whether FINRA has approved the terms of the underwriting arrangement.

Response: FINRA has not yet approved the terms of the underwriting program. However, we are in the process of obtaining FINRA approval and will obtain such approval prior to the time of first offering of the Fund.

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

Comment:

2.	Investment Objective and Strategies — In the second paragraph; revise the disclosure to clarify what is meant by “favorable loss-adjusted return potential.”

Response: The disclosure has been clarified, and now reads:

“The Fund will seek to select MBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential.”

Comment:

3.	Public-Private Investment Program (“PPIP”) — (a) Disclose that “legacy securities” have sometimes been referred to as “toxic assets” by the press. (b) Disclose whether individual investors may invest in the Feeder PPIP Fund.

Response: (a) We acknowledge that the financial media popularized the term “toxic assets” when referring to certain, but not all, MBS securities that had fallen in value during the last few years, before the federal government began calling such assets “legacy securities.” However, the Fund intends to invest in what the Subadviser believes to be higher quality MBS. The Subadviser does not anticipate investing in many of the types of securities that it believes led to media reports describing certain MBS as “toxic assets”. To reflect the fact that the term “toxic assets” does not accurately reflect a large portion of the Fund’s expected portfolio, we have included the following disclosure:

Certain categories of PPIP Eligible Assets, such as RMBS involving adjustable rate mortgages offering different payment options (“Option ARM RMBS”) and certain RMBS involving mortgages made with borrowers with limited credit history or made with limited documentation (“Subprime RMBS”), have been referred to by the financial media as “toxic assets.” The Fund does not currently intend to invest a significant portion of its assets in those categories of MBS. Based on current market conditions, the Fund anticipates that it will have no direct investment exposure to Option ARM RMBS and limited investment exposure to select Subprime RMBS.

(b) The Feeder PPIP Fund does not permit investments by individual retail investors and permits investment only by certain qualified individual investors. We do not believe specific disclosure to this effect is desirable due to the unregistered nature of the Feeder PPIP Fund.

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

Comment:

4.	Distributions — Is there any possibility that distributions will include return of capital? If so, please disclose and describe the consequences of having a return of capital as part of the Fund’s distributions.

Response: The Fund intends to make monthly distributions in cash, and the Fund’s distributions are expected to be composed of net investment income. In addition, the Fund may distribute, at least annually, any net realized capital gains to Common Shareholders. Although not currently contemplated, under certain circumstances, Fund distributions may include a return of capital to Common Shareholders. Because a return of capital reduces basis in the Common Shares, it will increase the amount of gain or decrease the amount of loss on a subsequent disposition of the Common Shares. Disclosure regarding the potential for a distribution consisting of a return of capital is included in the fourth paragraph under the heading “Distributions,” and the consequences of having a return of capital is discussed in the section entitled “Tax Matters.”

Comment:

5.	Special Risk Considerations — In your letter dated October 9, 2009, you stated that the Fund will now be non-diversified rather than diversified. Accordingly, disclose the risks of non-diversification

Response: We will make the requested disclosure. We will include the following risk:

Non-Diversification. Because the Fund is classified as “non-diversified” under the 1940 Act, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. As a result, the Fund may be more susceptible than a diversified fund to any single corporate, economic, political, geographic or regulatory occurrence affecting MBS issuers or mortgage loan servicers.

Comment:

6.	Risks Related to Potential Conflicts of Interest — Describe briefly how the Fund’s Board of Trustees will monitor and resolve conflicts or interest.

Response: Nuveen Asset Management, the Fund’s adviser (“Adviser”), will monitor for conflicts of interest. The Adviser will report on an ongoing basis to the Fund’s Board of Trustees any conflicts of interest that may arise, so that corrective actions may be taken as necessary. As described in our response to comment 10, the Fund’s advisory and subadvisory arrangements will be structured so as to comply with Rule 17a-10 of the Investment Company Act of 1940, as amended. We believe that this structure should help to mitigate any potential conflicts of interest.

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

THE PUBLIC-PRIVATE INVESTMENT PROGRAM

The Feeder PPIP Fund

Comment:

7.	Revise the disclosure to explain is what meant by a “drawdown”.

Response: The disclosure will be revised to clarify that a “drawdown” refers to a capital call by the Feeder PPIP Fund. An example of this disclosure will appear in the Use of Proceeds section as follows (new text is highlighted):

“Pending such investment, it is anticipated that the proceeds of this offering will be invested in mortgage-related short-term investments, such as U.S. Agency CMOs, CMBS, municipal securities, reverse repurchase agreements and other high quality securities, until such time as the Feeder PPIP Fund issues capital calls for portions of the Fund’s capital commitment to the Feeder PPIP Fund for investment in the Feeder PPIP Fund and, subsequently, in the Master PPIP Fund.”

Comment:

8.	Disclose the reason why New Investors must pay an interest equivalent in addition to the capital commitment.

Response: We will make the disclosure you are requesting. We have amended our disclosure to provide as follows (new text is highlighted):

“The Feeder PPIP Fund will accept investors through several separate closings. There have been one or more closings in which the Fund did not invest. The Fund will invest in the Feeder PPIP Fund in a subsequent closing. Upon the occurrence of a closing subsequent to the initial closing of the Feeder PPIP Fund, each newly admitted investor (“New Investor”) in the Feeder PPIP Fund, such as the Fund, will, in addition to its share of any drawdown issued at the time of the subsequent closing, (i) contribute to the Feeder PPIP Fund an amount equal to the excess of (a) its pro rata share of all drawn commitments of the investors admitted in previous closings over (b) its pro rata share of all distributions made to the investors admitted in previous

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

closings, plus (ii) pay an amount equivalent to interest on such amount at an annual rate equal to the prime rate plus 2%. The interest equivalent component will be paid in addition to the New Investor’s capital commitment. This requirement to pay an interest equivalent for a New Investor is designed to compensate the UST and the initial investors for the use of funds between the initial and subsequent closing and to therefore ensure all investors are treated equitably.”

RISKS

Limited Term Risk

Comment:

9.	Disclose the reasons for the Fund’s selection of a limited term of eight to ten years.

Response: The Fund’s term is ten years, with the potential for two one year extensions, if extended by a vote of the majority of the Fund’s Board of Trustees.

The Fund has been structured with this limited term for a number of reasons. First, the Fund is opportunistic in nature — it is designed to attempt to take advantage of the opportunity presented by historically low valuations of MBS. Second, the Fund invests a portion of its portfolio in the Feeder PPIP Fund, which invests in the Master PPIP Fund, which has an eight year life span, subject to possible extension with permission of the U.S. Treasury. For these reasons, the Fund has chosen a ten year term. The Fund also has chosen the flexibility to add two one-year terms in order to permit, among other things, an orderly disposition of the Fund’s assets, if necessary.

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

MANAGEMENT OF THE FUND

Investment Adviser and Subadviser

Comment:

10.	In your letter dated October 13, 2009, you explained how you intend to change the advisory arrangements described in your September 16, 2009 filing by having the Subadviser be responsible for managing all of the Fund’s investments except for the Fund’s investment in the Feeder PPIP Fund. The Fund’s primary investment adviser will determine whether and to what extent to invest in the Feeder PPIP Fund. The purpose of this change is to comply with Rule l7a-10 under the Investment Company Act of 1940 and to dispense with the need for an exemptive order. Prior to this registration statement becoming effective, therefore, (a) the identity of the Subadviser will have to be revealed and (b) the precise allocation of duties and of Fund assets between the Investment Adviser and Subadviser will have to be disclosed.

Response: (a) We have amended the Registration Statement to reflect the identity of the Subadviser. In addition to identifying Wellington Management Company, LLP (“Wellington Management”), the Registration Statement now includes additional information concerning Wellington Management’s history and operations. (b) We have included new disclosure describing the precise allocation of duties and of Fund assets between the Investment Adviser and Subadviser. The newly added language is similar to the language we included as an exhibit to our correspondence filing made on October 6, 2009, and reads as follows:

NAM will be the Fund’s investment adviser, responsible for determining the Fund’s overall investment strategy and monitoring the performance of the Subadviser. NAM will determine whether and to what extent the Fund will invest in the Feeder PPIP Fund. NAM may delegate management of assets that have been committed to the Feeder PPIP Fund but not yet called to the Subadviser. To the extent that NAM determines not to invest the Fund’s assets in the Feeder PPIP Fund, those assets will be invested primarily in MBS and other permitted investments.

The Subadviser has overall responsibility for implementing the Fund’s direct investments in MBS and other permitted investments. In certain instances, at NAM’s direction, the Subadviser may manage assets that have been committed to the Feeder PPIP Fund by NAM but have not yet been called by the Feeder PPIP Fund. Wellington Management will also serve as investment adviser to the Feeder PPIP Fund and the Master PPIP Fund. An affiliate of Wellington Management will be the General Partner to the Feeder PPIP Fund and the Master PPIP Fund.

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

Statement of Additional Information

Investment Restrictions

Comment:

11.	With respect to investment restriction (4), in your response to this letter please explain why the issuers of mortgage-backed securities should not be considered to constitute an industry.

Response: We have amended the Fund’s investment restrictions. As a result of these amendments, the Fund may concentrate to the extent permitted under the Investment Company Act of 1940 and rules, exemptive relief and guidance thereunder. Furthermore, we have included the following investment restriction:

The Fund may not concentrate in a particular industry or group of industries; however, to the extent investments in MBS may be considered to be an industry or group of industries, the Fund may concentrate its investments therein.

Comment:

12.	With respect to investment restriction (8), this restriction seems to be no longer necessary since the Fund will now be non-diversified.

Response: As noted in the response to comment 11, we have amended the Fund’s investment restrictions. As a result, we have removed investment restriction (8).

General Comments

Comment:

13.	We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: We acknowledge that you may comment further on portions of the Fund’s registration statement as they are completed in a subsequent pre-effective amendment filing or filings.

Comment:

14.	Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response: The Fund does not intend to submit an exemptive application or no-action letter in connection with the registration of its shares.

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

Comment:

15.	Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: We have reviewed the prospectus and believe it conforms, where necessary, with the requirements of Rule 421 under Regulation C under the Securities Exchange Act of 1933.

Comment:

16.	If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response: If the Fund omits certain information in reliance on Rule 430A under the Securities Exchange Act of 1933, then it will identify the information to you supplementally.

Supplementary Responses

We have amended, supplemented or added certain disclosure items to the Registration Statement since September 16, 2009. To the extent that these changes are not discussed in greater detail in our responses above, we have included here a brief and select overview of these changes:

17. We have added disclosure in the Registration Statement clarifying the manner and extent to which the Fund intends to invest the net proceeds of the offering, and indicating how this allocation relates to Managed Assets. The new disclosure also explains that the allocation of net proceeds between the Fund’s direct investments and its investment in the Feeder PPIP Fund differs as a percentage of Managed Assets because of the use of leverage.

18. On the inside cover and throughout the Registration Statement, we have added disclosure clarifying that the Master PPIP Fund’s borrowing will constitute effective leverage for the Fund of approximately 20% to 25% of its Managed Assets.

19. We have included explanatory disclosure in the Registration Statement and corresponding information in tabular form regarding the fact that distributions will be automatically reinvested in additional Common Shares under a Dividend Reinvestment Plan unless a Common Shareholder elects to receive cash.

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

20. We have amended the disclosure and tables in the Registration Statement to reflect the fact the Fund will pay a total annual management fee to NAM and the Subadviser in a maximum amount equal to 1.15% of the Fund’s average daily Managed Assets. Furthermore, the disclosure will explain that, pursuant to their respective investment management agreements with the Fund, NAM will receive 40% of the Fund’s total management fee and the Subadviser will receive 60% of the Fund’s total management fee.

21. We have added disclosure that the Fund is not limited in its ability to invest in below investment-grade or illiquid securities.

22. We have added or expanded our risk disclosure to discuss in greater detail the following risks, among others: prepayment risk, management risk, interest rate risk, non-diversification risk, derivatives risk, subprime mortgage market risk, distressed situations risk, expedited transactions risk, currency risk, limited recourse risk, general credit risk, credit risk of originators and servicers of residential mortgage loans, and risks relating to affiliates.

23. We have expanded the discussion in our tax risk disclosure of the asset diversification test under Subchapter M of the Internal Revenue Code.

24. We have supplemented the disclosure on “Management of the Fund” to include biographical information for portfolio managers at the NAM and the Subadviser.

25. We have refined our discussion of “Net Asset Value” to more accurately reflect the manner and frequency with which net asset value of the Common Shares will be computed.

26. In the section on “Certain Provisions In the Declaration of Trust and By-Laws,” we have added disclosure clarifying that Common Shareholders will not have the right, under the Declaration of Trust, to acquire, purchase or subscribe for any shares or securities of the Fund, other than such right, if any, as the Fund’s Board of Trustees in its discretion may determine. Furthermore, the Registration Statement will reflect that no preemptive rights have been granted by the Board of Trustees.

27. In the section on “Underwriting” and throughout the Registration Statement, we have added disclosure and filled in blanks to reflect the identity of the underwriters and the terms of any underwriting relationships.

Division of Investment Management

U.S. Securities and Exchange Commission

November 9, 2009

General Comments and Responses Thereto

It was requested that the Fund provide the following representations in its response to comments:

In connection with these filings, the Fund acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	A declaration of the Fund’s registration statement as effective by the Staff does not foreclose the SEC from taking any action with respect to the filings;

3.	The declaration by the Staff of the Fund’s registration statement as effective does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*        *        *

The Fund intends to file a pre-effective amendment to its registration statement reflecting the above responses to the Staff’s comments as soon as practicable after the filing of this correspondence. Thank you for your prompt attention to these matters. If you have any questions, I may be reached at (202)778-9464.

Sincerely,

Robert H. Rosenblum

cc:	Stacy H. Winick
Kevin J. McCarthy
Christopher Rohrbacher